Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

We have one class of shares, and each holder of our shares is entitled to one vote per share. As the Alibaba Partnership’s director nomination rights are categorized as a weighted voting rights structure (the “WVR structure”) under the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange (the “Hong Kong Listing Rules”), we are deemed as a company with a WVR structure. Shareholders and prospective investors should be aware of the potential risks of investing in a company with a WVR structure. Our American depositary shares, each representing eight of our shares, are listed on the New York Stock Exchange in the United States under the symbol BABA.

Alibaba Group Holding Limited

阿里巴巴集團控股有限公司

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 9988)

ADDITION OF A RMB COUNTER

Reference is made to the announcement of Alibaba Group Holding Limited (the “Company”) dated May 18, 2023 in relation to the application for an addition of a Renminbi (“RMB”) counter for trading the Company’s shares.

The Hong Kong Stock Exchange announced that the Hong Kong Dollar (“HKD”) - RMB Dual Counter Model will be launched on June 19, 2023.

The board of directors of the Company is pleased to announce that the addition of a RMB counter of the Company will be effective on June 19, 2023 (“Effective Date”). From the Effective Date, the Company will become a security with counters denominated in HKD and RMB and designated by the Hong Kong Stock Exchange as a dual counter security in accordance with the Hong Kong Listing Rules. Details of the Company’s HKD and RMB counters are as follows:

	HKD counter	RMB counter
Stock code:	09988	89988
English stock short name:	BABA-SW	BABA-SWR
Chinese stock short name:	阿里巴巴-SW	阿里巴巴-SWR
Board lot:	100 shares	100 shares

Shareholders and potential investors should exercise caution when dealing in the Company’s securities.

By order of the Board

Alibaba Group Holding Limited

Kevin Jinwei ZHANG

Secretary

Hong Kong, June 9, 2023

As at the date of this announcement, our board of directors comprises Mr. Daniel Yong ZHANG as the chairman, Mr. Joseph C. TSAI, Mr. J. Michael EVANS and Ms. Maggie Wei WU as directors, and Mr. Jerry YANG, Ms. Wan Ling MARTELLO, Mr. Weijian SHAN, Ms. Irene Yun-Lien LEE, Mr. Albert Kong Ping NG and Mr. Kabir MISRA as independent directors.